425 West Capitol Avenue, Suite 1800 Little Rock, Arkansas 72201-3525 Telephone: 501-688-8800 Fax: 501-688-8807

May 10, 2024
Ms. Katharine Garrett
Mr. Michael Volley
Office of Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR TRANSMISSION

Re:    Home BancShares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-41093

Dear Sir or Madam:
The following is the response of Home BancShares, Inc. (the “Company”) to the Staff’s comments contained in your letter to Mr. Brian S. Davis, dated May 3, 2024. We are authorized to submit this response on the Company’s behalf. For convenient reference, this response letter duplicates the text of the enumerated Staff comments, as well as the headings contained in your letter.
Comments and Responses

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 59

1.    We note your disclosure on page 60 that commercial real estate (“CRE”) loans, including construction/land development loans and agricultural loans, comprised 56.7% and 56.3% of your total loans receivable at December 31, 2023 and 2022, respectively. We also note the statement that you generally “will loan up to 85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed.” Please revise your future periodic filings to further disaggregate the composition of your CRE loan portfolio at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor’s understanding of credit risk in your CRE loan portfolio.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.|Attorneys at Law
MitchellWilliamsLaw.com

Division of Corporation Finance
United States Securities and Exchange Commission
May 10, 2024

Relevant other concentrations could include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, multifamily, hotel, etc.), owner/non-owner occupied, average and range of loan-to-value ratios, etc.

Response:    The Company acknowledges the Staff’s comment and will revise its future filings to disaggregate the composition of the Company’s CRE loan portfolio to more clearly disclose material geographic and other concentrations to the extent the Company believes they are material to an investor’s understanding of credit risk in its CRE loan portfolio.

2.    In addition, we note your disclosure on page 27 that if there is a decline in economic conditions, if you fail to accurately evaluate the credit of your CRE loans when underwriting them, or if you do not continue to adequately monitor the performance of these CRE loans, your lending portfolio could experience delinquencies, defaults, and credit losses. Please revise your future periodic filings to clarify the specific risk management policies, procedures or other actions undertaken by management that address the current CRE environment.

Response:    The Company acknowledges the Staff’s comment and will revise its future filings to enhance its disclosure to more specifically describe the Company’s risk management policies, procedures or other actions undertaken by its management in response to the current CRE environment.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 89

3.    Please revise your future annual filings to present quantitative information related to your market risk for the prior fiscal year. Please also address material changes in your market risk exposures between the current and prior fiscal years. Refer to Item 305(a)(3) of Regulation S-K for guidance.

Response:    The Company acknowledges the Staff’s comment and will revise its future annual filings to include the quantitative information for the preceding fiscal year in accordance with Item 305(a)(3) of Regulation S-K, along with a discussion of the reasons for material quantitative changes, if any.

Division of Corporation Finance
United States Securities and Exchange Commission
May 10, 2024

If you have any questions or require further information, please contact me at 501-688-8822 or ccrouch@mwlaw.com.

Sincerely,
MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
By    /s/ Courtney C. Crouch, III
Courtney C. Crouch, III
CCC:lj
cc:    Mr. Brian S. Davis